July 2, 2024

Sanj Patel
Chief Executive Officer
Kiniksa Pharmaceuticals International, plc
23 Old Bond Street, Floor 3
London, WIS 4PZ
England, United Kingdom

        Re: Kiniksa Pharmaceuticals International, plc
            Registration Statement on Form S-3
            Filed June 28, 2024
            File No. 333-280611
Dear Sanj Patel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Marko Zatylny